Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

PayOnline Group:

We hereby consent to the incorporation by reference in the registration statements on Form S-3 (File Nos. 333-204840, 333-199432 and 333-186621) and Form S-8 (File No. 333-195476) of Net Element, Inc., of our report dated July 29, 2015 with respect to the statements of assets acquired and liabilities assumed by Net Element, Inc., of the PayOnline Group, wholly owned subsidiaries of Social Discovery Ventures, at December 31, 2014 and 2013, and the related statements of revenues and direct expenses for the years ended December 31, 2014 and 2013, which report appears in the Form 8-K/A of Net Element, Inc. dated August 3, 2015.

/s/ Daszkal Bolton LLP

Fort Lauderdale, Florida

August 3, 2015